November 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mitchell Austin

Jan Woo

Re:	Synacor, Inc.

Registration Statement on Form S-3 (File No. 333-214600)

Request for Acceleration of Effective Date

Dear Mr. Austin and Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synacor, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-214600) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on Thursday, December 1, 2016, or as soon thereafter as practicable.

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Sincerely,

SYNACOR, INC.

By:	/s/ William J. Stuart
William J. Stuart
Chief Financial Officer